Exhibit 99.1

Phoenix New Media Reports First Quarter 2024 Unaudited Financial Results

Live Conference Call to be Held at 9:30 PM U.S. Eastern Time on May 13, 2024

BEIJING, China, May 14, 2024 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

Mr. Yusheng Sun, CEO of Phoenix New Media, stated, “During the first quarter of 2024, we continued to enrich our content offerings, bolster our media influence, and strengthen content monetization. Our team overcame many challenges and achieved our performance targets. Looking forward, we are confident in our ability to enhance operational and commercial efficiency, and achieve our business objectives in the upcoming quarters.”

First Quarter 2024 Financial Results

REVENUES

Total revenues in the first quarter of 2024 increased by 4.5% to RMB153.0 million (US$21.2 million) from RMB146.4 million in the same period of 2023, primarily due to the year-over-year increase in the Company’s net advertising revenues.

Net advertising revenues in the first quarter of 2024 was RMB138.6 million (US$19.2 million), representing an increase of 9.8% from RMB126.2 million in the same period of 2023.

Paid services revenues in the first quarter of 2024 decreased by 28.7% to RMB14.4 million (US$2.0 million) from RMB20.2 million in the same period of 2023. Paid services revenues comprise (i) revenues from paid contents and (ii) revenues from E-commerce and others. Revenues from paid contents in the first quarter of 2024 decreased by 28.9% to RMB6.4 million (US$0.9 million) from RMB9.0 million in the same period of 2023, mainly due to the decrease in the revenues from licensing of certain copyrighted content. Revenues from E-commerce and others in the first quarter of 2024 decreased by 28.6% to RMB8.0 million (US$1.1 million) from RMB11.2 million in the same period of 2023.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in the first quarter of 2024 decreased by 7.7% to RMB109.0 million (US$15.1 million) from RMB118.1 million in the same period of 2023, as a result of the Company’s strict cost control measures.

Gross profit in the first quarter of 2024 increased by 55.5% to RMB44.0 million (US$6.1 million) from RMB28.3 million in the same period of 2023. Gross margin in the first quarter of 2024 was 28.8%, as compared to 19.3% in the same period of 2023.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Unaudited Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the first quarter of 2024, which excluded share-based compensation, increased to 29.2% from 19.7% in the same period of 2023.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expenses in the first quarter of 2024 decreased by 21.6% to RMB80.5 million (US$11.1 million) from RMB102.7 million in the same period of 2023, primarily attributable to the decrease in staff costs and other operating expenses as a result of the Company’s strict cost control measures.

Loss from operations in the first quarter of 2024 was RMB36.5 million (US$5.0 million), compared to loss from operations of RMB74.4 million in the same period of 2023. Operating margin in the first quarter of 2024 was negative 23.9%, compared to negative 50.8% in the same period of 2023.

Non-GAAP loss from operations in the first quarter of 2024, which excluded share-based compensation, was RMB35.2 million (US$4.9 million), compared to non-GAAP loss from operations of RMB73.5 million in the same period of 2023. Non-GAAP operating margin in the first quarter of 2024, which excluded share-based compensation, was negative 23.0%, compared to negative 50.2% in the same period of 2023.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity investments, net of impairment, fair value changes in investments, net, and others, net. Total net other income in the first quarter of 2024 was RMB9.7 million (US$1.3 million), almost same as total net other income of RMB9.8 million recorded in the same period of 2023, which mainly consisted of the following items:

•
Net interest income in the first quarter of 2024 was RMB10.1 million (US$1.4 million), compared to RMB8.6 million in the same period of 2023.
•
Foreign currency exchange loss in the first quarter of 2024 was RMB0.4 million (US$0.1 million), compared to a foreign currency exchange gain of RMB1.4 million in the same period of 2023.

NET LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited in the first quarter of 2024 was RMB26.0 million (US$3.6 million), compared to net loss attributable to Phoenix New Media Limited of RMB57.8 million in the same period of 2023. Net margin in the first quarter of 2024 was negative 17.0%, compared to negative 39.5% in the same period of 2023. Net loss per basic and diluted ordinary share in the first quarter of 2024 was RMB0.05 (US$0.01), compared to net loss per basic and diluted ordinary share of RMB0.10 in the same period of 2023.

Non-GAAP net loss attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity investments, net of impairment, and fair value changes in investments, net, was RMB24.6 million (US$3.4 million) in the first quarter of 2024, compared to non-GAAP net loss attributable to Phoenix New Media Limited of RMB56.7 million in the same period of 2023. Non-GAAP net margin in the first quarter of 2024 was negative 16.1%, compared to negative 38.7% in the same period of 2023. Non-GAAP net loss per basic and diluted ADS in the first quarter of 2024 was RMB2.04 (US$0.28), compared to non-GAAP net loss per basic and diluted ADS of RMB4.67 in the same period of 2023. “ADS(s)” refers to the Company's American Depositary Share(s), each representing 48 Class A ordinary shares of the Company.

In the first quarter of 2024, the Company’s weighted average number of ADSs used in the computation of basic and diluted net loss per ADS was 12,033,971. As of March 31, 2024, the Company had a total of 576,517,237 ordinary shares outstanding, or the equivalent of 12,010,776 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of March 31, 2024, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.03 billion (US$143.0 million).

Business Outlook

For the second quarter of 2024, the Company expects its total revenues to be between RMB150.2 million and RMB165.2 million; net advertising revenues are expected to be between RMB141.9 million and RMB151.9 million; and paid services revenues are expected to be between RMB8.3 million and RMB13.3 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to changes and substantial uncertainty, particularly in view of the uncertainty of macroeconomic environment.

Conference Call Information

The Company will hold a conference call at 9:30 p.m. U.S. Eastern Time on May 13, 2024 (May 14, 2024 at 9:30 a.m. Beijing/Hong Kong time) to discuss its first quarter 2024 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by clicking here (https://register.vevent.com/register/BI0bc068e6c561420494a3c1b587ca14f5). Upon registering, each participant will receive the participant dial-in numbers and a unique access PIN, which will be used to join the conference call. Please dial in 10 minutes before the call is scheduled to begin.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity investments, including impairment and fair value changes in investments, net. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity investments, including impairment, and fair value changes in investments, net, which have been and will continue to be significant recurring items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentations, all percentages are calculated using the numbers presented in the financial information contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	527,407	453,258	62,776
Term deposits and short term investments	558,765	572,741	79,324
Restricted cash	7,049	6,638	919
Accounts receivable, net	293,854	295,891	40,981
Amounts due from related parties	57,445	62,844	8,704
Prepayment and other current assets	34,108	28,256	3,913
Total current assets	1,478,628	1,419,628	196,617
Non-current assets:
Property and equipment, net	7,237	6,662	923
Intangible assets, net	20,050	17,463	2,419
Available-for-sale debt investments	309	309	42
Equity investments, net	101,221	101,113	14,005
Deferred tax assets	70,170	70,170	9,718
Operating lease right-of-use assets, net	67,950	55,981	7,752
Other non-current assets	13,179	12,704	1,760
Total non-current assets	280,116	264,402	36,619
Total assets	1,758,744	1,684,030	233,236
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	122,133	132,029	18,286
Amounts due to related parties	22,170	13,265	1,837
Advances from customers	34,197	28,517	3,950
Taxes payable	170,479	173,150	23,981
Salary and welfare payable	86,444	60,704	8,407
Accrued expenses and other current liabilities	71,656	62,595	8,669
Operating lease liabilities	19,915	17,733	2,456
Total current liabilities	526,994	487,993	67,586
Non-current liabilities:
Long-term liabilities	18,598	18,598	2,576
Operating lease liabilities	49,529	39,718	5,501
Total non-current liabilities	68,127	58,316	8,077
Total liabilities	595,121	546,309	75,663
Shareholders' equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,424
Class B ordinary shares	22,053	22,053	3,054
Additional paid-in capital	1,640,535	1,641,869	227,396
Treasury stock	(655)	(1,480)	(205)
Statutory reserves	99,342	99,342	13,759
Accumulated deficit	(513,365)	(539,379)	(74,703)
Accumulated other comprehensive loss	(40,397)	(39,778)	(5,509)
Total Phoenix New Media Limited shareholders' equity	1,225,012	1,200,126	166,216
Noncontrolling interests	(61,389)	(62,405)	(8,643)
Total shareholders' equity	1,163,623	1,137,721	157,573
Total liabilities and shareholders' equity	1,758,744	1,684,030	233,236

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	US$

Revenues:
Net advertising revenues	126,195	196,966	138,573	19,192
Paid service revenues	20,171	14,873	14,419	1,997
Total revenues	146,366	211,839	152,992	21,189
Cost of revenues	(118,088)	(120,538)	(108,963)	(15,091)
Gross profit	28,278	91,301	44,029	6,098
Operating expenses:
Sales and marketing expenses	(40,050)	(48,932)	(36,882)	(5,108)
General and administrative expenses	(37,563)	(1,157)	(26,131)	(3,619)
Technology and product development expenses	(25,069)	(18,284)	(17,550)	(2,431)
Total operating expenses	(102,682)	(68,373)	(80,563)	(11,158)
(Loss)/income from operations	(74,404)	22,928	(36,534)	(5,060)
Other income/(loss):
Interest income, net	8,594	7,597	10,137	1,404
Foreign currency exchange gain/(loss)	1,384	2,123	(402)	(56)
Loss from equity method investments, including impairment	(261)	(10,777)	(189)	(26)
Fair value changes in investments, net	44	(602)	80	11
Others, net	39	3,667	86	12
(Loss)/income before income taxes	(64,604)	24,936	(26,822)	(3,715)
Income tax benefit/(expense)	1,481	(17,719)	(208)	(29)
Net (loss)/income	(63,123)	7,217	(27,030)	(3,744)
Net loss attributable to noncontrolling interests	5,335	901	1,016	141
Net (loss)/income attributable to Phoenix New Media Limited	(57,788)	8,118	(26,014)	(3,603)
Net (loss)/income	(63,123)	7,217	(27,030)	(3,744)
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(2,642)	(3,829)	619	86
Comprehensive (loss)/income	(65,765)	3,388	(26,411)	(3,658)
Comprehensive loss attributable to noncontrolling interests	5,335	901	1,016	141
Comprehensive (loss)/income attributable to Phoenix New Media Limited	(60,430)	4,289	(25,395)	(3,517)
Net (loss)/income per Class A and Class B ordinary share:
Basic	(0.10)	0.01	(0.05)	(0.01)
Diluted	(0.10)	0.01	(0.05)	(0.01)
Net (loss)/income per ADS (1 ADS represents 48 Class A ordinary shares):
Basic	(4.76)	0.67	(2.16)	(0.30)
Diluted	(4.76)	0.67	(2.16)	(0.30)
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	582,324,325	581,997,022	577,630,597	577,630,597
Diluted	582,324,325	581,997,022	577,630,597	577,630,597

Phoenix New Media Limited

Unaudited Condensed Segments Information

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	US$

Revenues:
Net advertising service	126,195	196,966	138,573	19,192
Paid services	20,171	14,873	14,419	1,997
Total revenues	146,366	211,839	152,992	21,189
Cost of revenues
Net advertising service	107,270	110,274	98,709	13,671
Paid services	10,818	10,264	10,254	1,420
Total cost of revenues	118,088	120,538	108,963	15,091
Gross profit
Net advertising service	18,925	86,692	39,864	5,521
Paid services	9,353	4,609	4,165	577
Total gross profit	28,278	91,301	44,029	6,098

Phoenix New Media Limited

Unaudited Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	US$

Revenue sharing fees	3,538	2,598	4,135	573
Content and operational costs	105,350	110,794	98,500	13,642
Bandwidth costs	9,200	7,146	6,328	876
Total cost of revenues	118,088	120,538	108,963	15,091

Unaudited Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended March 31, 2023				Three Months Ended December 31, 2023				Three Months Ended March 31, 2024
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB

Gross profit	28,278	604	(1)	28,882	91,301	85	(1)	91,386	44,029	628	(1)	44,657
Gross margin	19.3%			19.7%	43.1%			43.1%	28.8%			29.2%
(Loss)/income from operations	(74,404)	866	(1)	(73,538)	22,928	132	(1)	23,060	(36,534)	1,334	(1)	(35,200)
Operating margin	(50.8)%			(50.2)%	10.8%			10.9%	(23.9)%			(23.0)%
		866	(1)			132	(1)			1,334	(1)
		261	(2)			10,777	(2)			189	(2)
		(44)	(3)			602	(3)			(80)	(3)
Net (loss)/income attributable to Phoenix New Media Limited	(57,788)	1,083		(56,705)	8,118	11,511		19,629	(26,014)	1,443		(24,571)
Net margin	(39.5)%			(38.7)%	3.8%			9.3%	(17.0)%			(16.1)%
Net (loss)/income per ADS-basic and diluted	(4.76)			(4.67)	0.67			1.62	(2.16)			(2.04)
Weighted average number of ADSs used in computing basic and diluted net (loss)/income per ADS	12,131,757			12,131,757	12,124,938			12,124,938	12,033,971			12,033,971

(1) Share-based compensation

(2) Loss from equity investments, net of impairment

(3) Fair value changes in investments, net